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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2017   AND ENDING   12/31/2017

                                          MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HRC Fund Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street - 20th floor

(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels   **212-751-4422**

                                                               (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith&Brown, PC

(Name -- *if individual, state last, first, middle name*)

1411 Broadway	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **Scott Daniels** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **HRC Fund Associates LLC** _____ , as of _____ **December 31, 2017** _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

FINOP
Title


Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ _2018_

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2017

HRC FUND ASSOCIATES, LLC

CONTENTS

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
HRC Fund Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRC Fund Associates, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 15, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	2,352,803
Fees receivable		152,729
Fees receivable - affiliate		824,195
Prepaid expenses		27,901
	$	3,357,628
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	156,210
Due to affiliate		122,974
		279,184
Members' equity		3,078,444
	$	3,357,628

See accompanying notes to financial statements.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

HRC Fund Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of acting as a placement agent (or finder) for hedge funds and similar private investment funds and marketing agent for registered mutual funds. The Company markets these mutual funds exclusively to other registered broker-dealers and financial consultants and does not transact any wholesale or retail sales of mutual fund shares. The Company is registered as a broker-dealer in 34 states and has one office located in New York City.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 15, 2018. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in a short-term money market account to be cash equivalents.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts. Fees receivable are written off when management determines the fees are not collectible. No allowance for doubtful accounts was required at December 31, 2017.

Management, Performance and Marketing Fees

Management and performance fees are recognized based on the terms of the related contracts and financial information received by management reflecting the capital balances of the managed funds and the performance of the respective funds. According to a referral agreement with an affiliated investment advisor, marketing fees are recognized based on a percentage of the fee received by the advisor.

In 2017, the Financial Accounting Standards Board ("FASB") adopted ASC 606, *Revenue from Contracts with Customers*, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant account policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2013.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Related party transactions

Service Agreement

Pursuant to a service agreement, affiliates of the Company provide various services and other operating assistance to the Company. The agreements provide for professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel, and other general and administrative services. The total amount charged by the affiliates, under this agreement, was approximately $4,585,000 for the year ended December 31, 2017. At December 31, 2017 the amount due to the affiliate for fees pursuant to the service agreement was approximately $123,000.

An affiliate of the Company provides bookkeeping, accounting, tax preparation and compliance services. The total amount charged by the affiliate was approximately $76,000 for the year ended December 31, 2017. At December 31, 2017 approximately $6,000 was due to the affiliate for such services.

Major Customer

Management, performance and marketing fees earned from an affiliated customer accounted for 89% of the fees earned in 2017 and 84% of the fees receivable at December 31, 2017.

3. Net capital requirement

The Company, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $2,074,000, which was approximately $2,055,000 in excess of its minimum requirement of approximately $19,000.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

---

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(i) however is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". As the Company does not handle customer cash or securities, it does not have any obligation with respect to Possession or Control requirements of SEC Rule 15c3-3.

5. Income taxes

The Company recorded income tax expense of approximately $110,000 for the year ended December 31, 2017 in the accompanying financial statements for New York City UBT ("UBT"). As of December 31, 2017, the Company had a net payable of $22,234 included in liabilities on the accompanying statement of financial condition relative to current taxes and the amended returns.

6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation.

7. Subsequent events

The Company has evaluated subsequent events. During the period subsequent to December 31, 2017 the members of the Company affected withdrawals of approximately $786,000.

In February of 2018 the Company and its affiliate closed on a transaction to sell certain exclusive marketing and placement agent rights (the "Assets") to an unrelated third party. The Assets sold represent the sale of approximately 76% of the revenue of the Company. Management has assessed the ongoing viability of the Company subsequent to the sale of the Assets and feels that the remaining revenue will support the operations of the Company without the need for additional capital.

There are no other subsequent events which require disclosure in the notes to the financial statements.